Haymaker Acquisition Corp. III

501 Madison Avenue, Floor 12

New York, NY 10022

February 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Maryse Mills-Apenteng

Re:	Haymaker Acquisition Corp. III
Registration Statement on Form S-1, as amended
Filed February 12, 2021
File No. 333-253010

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Haymaker Acquisition Corp. III hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on March 1, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Christopher Bradley
Christopher Bradley
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP
Latham & Watkins LLP